JASON BRENKERT
Associate (303) 352-1133
FAX (303) 629-3450
brenkert.jason@dorsey.com

December 11, 2009

Parker Morrill
Securities and Exchange Commission
Division of Corporate Finance
100 F. St, N.E.
Washington, D.C. 20549-4628

Re:	SEC Staff Comments dated November 30, 2009 Baja Mining Corp. (the “Company”) Form 20-F for the fiscal year ended December 31, 2008 Filed April 1, 2009 File No. 0-51690

Dear Mr. Morrill:

On behalf of our client, Baja Mining Corp., please note that the Company received the Staff’s comment letter dated November 30, 2009 regarding the above-referenced filing. The Company is working diligently internally and with its auditors to prepare an amendment to the Form 20-F and expects to complete the filing by December 18, 2009. Based upon our previous conversations with you, we hereby respectfully request an extension of our response until December 18, 2009.

If you should have any questions or concerns regarding the anticipated timing of the Company’s response, please do not hesitate to contact Kendra Low, the Company’s Vice President –Administration and Corporate Secretary, at (604) 685-2323 or me at (303) 352-1133.

Sincerely,
/s/ Jason K. Brenkert
Jason K. Brenkert

cc: Kendra Low, Baja Mining Corp.